SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549



FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

/ **x** / ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED). For the fiscal year ended December 31, 2002.

/ / TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED). For the transaction period from ______________ to ________________.

Commission file number: 1-11277

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Valley National Bank Employee Savings and Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Valley National Bancorp
1455 Valley Road
Wayne, New Jersey 07470


PROCESSED
JUL 01 2003
THOMSON
FINANCIAL



FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Valley National Bank
Employee Savings and Investment Plan

Years ended December 31, 2002 and 2001

Valley National Bank Employee Savings and Investment Plan

Financial Statements and Schedule

Years ended December 31, 2002 and 2001

Index

Ernst & Young

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

Valley National Bank
Employee Savings and Investment Plan

We have audited the accompanying statement of net assets available for benefits of the Valley National Bank Employee Savings and Investment Plan (the "Plan") as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Valley National Bank Employee Savings and Investment Plan for the year ended December 31, 2001 were audited by other auditors whose report dated June 17, 2002 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002, and the change in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year (December 31, 2002) is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

June 20, 2003

Valley National Bank Employee Savings and Investment Plan

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001
Assets:		
Investments:		
Mutual funds at fair value	$ 27,601,365	$ 30,705,887
Valley Common Stock Fund at fair value	3,281,181	2,614,293
Employee Stock Ownership Fund - stock		
Unallocated at fair value	2,164,397	2,849,582
Allocated at fair value	7,476,122	6,228,506
Guaranteed investment contract at contract value	666,811	680,337
Total investments	41,189,876	43,078,605
Participant loans	123,125	146,088
Employee Stock Ownership Fund - cash		
Unallocated	41,195	—
Allocated	77,157	95,204
Total cash	118,352	95,204
Total assets	41,431,353	43,319,897
Liabilities:		
Note payable to Valley National Bancorp	41,195	—
Note payable	535,533	714,044
Total liabilities	576,728	714,044
Net assets available for benefits	$ 40,854,625	$ 42,605,853

See accompanying notes.

Valley National Bank Employee Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002

	Mutual funds	Valley Common Stock Fund	Employer Stock Ownership Fund		Guaranteed investment contract	Participant loans	Plan total
			Unallocated	Allocated			
Employer contributions, net of forfeitures	$ —	$ —	$ 1,110,284	$ —	$ —	$ —	$ 1,110,284
Employee contributions	3,292,134	516,090	—	—	—	—	3,808,224
Total contributions	3,292,134	516,090	1,110,284	—	—	—	4,918,508
Allocation of 64,981 shares, at fair market value	—	—	—	1,709,688	—	—	1,709,688
Investment income (loss):							
Dividends and interest	518,644	—	86,253	228,416	38,313	10,009	881,635
Net investment (loss) gain	(5,121,980)	85,238	59,327	(43,580)	—	—	(5,020,995)
Net investment (loss) income	(4,603,336)	85,238	145,580	184,836	38,313	10,009	(4,139,360)
Allocation of 64,981 shares, at fair market value	—	—	(1,709,688)	—	—	—	(1,709,688)
Transfer among funds	(65,168)	145,665	—	(80,497)		—	—
Loan repayments	19,348	7,597	—	—	—	(26,945)	—
Interest expense on ESOP loan	—	—	(52,850)	—	—	—	(52,850)
Distributions	(1,747,500)	(87,702)	—	(584,458)	(51,839)	(6,027)	(2,477,526)
Net (decrease) increase in net Note payable to Vall assets available for benefits	(3,104,522)	666,888	(506,674)	1,229,569	(13,526)	(22,963)	(1,751,228)
Net assets available for benefits at beginning of year	30,705,887	2,614,293	2,135,538	6,323,710	680,337	146,088	42,605,853
Net assets available for benefits at end of year	$ 27,601,365	$ 3,281,181	$ 1,628,864	$ 7,553,279	$ 666,811	$ 123,125	$ 40,854,625

See accompanying notes.

Valley National Bank Employee
Savings and Investment Plan

Notes to Financial Statements

(1) Summary of Significant Accounting Policies

(a) General

The accompanying financial statements of the Valley National Bank Employee Savings and Investment Plan (the "Plan") are prepared in accordance with accounting principles generally accepted in the United States. As of July 1, 2001, The Merchants Bank of New York and Subsidiaries 401(k) Plan was merged into the Plan.

(b) Management of Trust Funds

Mutual funds of the Plan are managed by Fidelity Investments, Inc. ("Fidelity"). Reliance Trust Company is the custodian and investment manager of the Valley National Bank Common Stock Fund ("Valley Common Stock Fund") and the Valley National Bancorp ("Valley") common stock held in the Unallocated and Allocated Employee Stock Ownership Fund. New England Financial is the custodian for the Guaranteed Investment Contract. Fidelity, Reliance Trust Company and New England Financial are custodians as defined by the Plan and, therefore, these entities are parties in-interest.

Costs of management services rendered on behalf of the Plan were paid by the Bank for the year ended December 31, 2002 which totaled $68,934.

(c) Investments

Mutual funds, the Employee Stock Ownership Fund and the Valley Common Stock Fund are stated at fair market value with related changes in unrealized appreciation and depreciation reflected in net investment (loss) gain on the statement of changes in net assets available for benefits. The fair market value of these investments are based on current market quotations. Guaranteed investment contracts are stated at contract value and were credited interest at a rate of 7.20% during the year ended December 31, 2002.

Investment transactions, with the exception of the Valley Common Stock Fund, are recorded on trade date. At December 31, 2002 and 2001 there was no effect on the financial statements related to recording transactions in the Valley Common Stock Fund on a settlement date basis. The Plan accrues interest and dividend income as earned. Realized gains or losses are calculated on a specific identification basis.

The assets of the Plan are primarily financial instruments which are monetary in nature. As a result, interest rates have a more significant impact on the Plan's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index. Investments in funds are subject to risk conditions of the individual fund objectives, the stock market, interest rates, economic conditions and world affairs.

(1) Summary of Significant Accounting Policies (continued)

(d) Administrative Expenses

The Plan is not charged for administrative costs. These services are supplied by Valley National Bank without charge. In 2002, the cost of these services which include accounting, tax, legal, audit and other administrative support are estimated to be approximately $32,800.

(e) Use of Estimates

A number of estimates and assumptions have been made relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(2) Plan Description

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan agreement for more complete information.

The Plan is primarily a participant-directed, defined contribution plan and covers all employees of Valley National Bank and its subsidiaries (the "Bank") provided such employee has completed 1,000 hours of service over a continuous 12-month period, as defined, with the Bank. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Participants may direct contributions made by or for them to be applied to all or any investment funds in ½% increments from 1% to 15% of compensation as defined, or such amount permissible under the Internal Revenue Code (the "Code"). The employer's contributions are credited to participant accounts in shares of Valley National Bancorp common stock. A participant is 100% vested at all times for his/her tax deferred contributions. The employer's contributions and earnings or losses on employer contributions made to a participant's account are vested 20% after two years of service, 50% after three years of service, 75% after four years of service, and 100% after five years of service.

The Bank has agreed to match the employees' contributions to the Plan in an amount equal to 100% of 3.5% of each participant's salary deferred contributions as established by the Bank. All contributions are paid to the investment manager by the Bank.

Each participant's account is credited with the participant's contribution and an allocation of the Bank's contribution and plan earnings or losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is equal to the vested balance in their account.

(2) Plan Description (continued)

After a participant's separation from service with the Bank for any reason (retirement, termination, etc.), the vested portion of his/her account is available to be distributed as a lump sum or a direct rollover of whole shares and the balance in cash or a portion in the form of a direct rollover and the balance in cash as a cash lump-sum payment. If the Plan were terminated, however, all participants of the Plan would automatically become 100% vested in their fund balances.

Although the Bank has not expressed an intent to terminate the Plan, it may do so at any time by action of its Board of Directors. If the Plan were terminated, participants would receive the entire balance in their accounts.

(3) Forfeitures and Withdrawals

Forfeitures arising from the termination of participants who were not fully vested shall be used by the Bank to reduce its contributions. Total forfeitures for 2002 were $75,059.

Benefits are recorded when paid. The total amount of claimed but unpaid benefits at December 31, 2002 was $866,863.

(4) Federal Income Tax

The Plan has received a determination letter from the Internal Revenue Service dated May 16, 2003 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. The Plan has been amended and restated in its entirety since receiving the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

(5) Investments

The following is a summary of individual investments, at fair market value, that represent 5% or more of net assets available for benefits at December 31, 2002 and 2001:

(5) Investments (continued)

Description		2002	2001
Cash reserve fund	$	4,485,571	3,709,483
Advisor intermediate bond fund		4,783,160	3,808,904
Advisor balanced fund		4,826,656	5,373,119
U.S. equity index fund		4,030,833	4,953,943
Advisor equity growth fund		6,694,319	9,810,931
Valley stock fund		3,281,181	2,614,293
Employee stock ownership fund:			
Unallocated		7,476,122	2,849,582
Allocated		2,164,397	6,323,710
		37,742,239	39,443,965

(6) ESOP

On May 1, 1999, the Wayne Savings Bank Employee Stock Ownership Plan (the Wayne "ESOP") was merged into the Plan. The Plan purchased Valley common shares using the proceeds of a bank borrowing guaranteed by the Bank, and holds the stock in a trust established under the Plan. The borrowing is to be repaid over a period of ten years by fully deductible bank contributions to the trust fund. As the Bank makes each payment of principal, an appropriate percentage of common stock will be allocated to eligible employees' accounts in accordance with applicable regulations under the Code. Shares vest fully upon allocation.

All share amounts have been restated to reflect the Bank's five percent stock dividend paid on May 16, 2003, and all prior stock dividends and splits.

The borrowing is collateralized by the unallocated shares of the Bank's common stock. The Bank (the lender) has no rights against shares once they are allocated under the ESOP. Accordingly, the financial statements of the Plan present separately the assets and liabilities and changes therein pertaining to:

- the accounts of employees with vested rights in allocated stock (allocated); and
- stock not yet allocated to employees (unallocated).

(6) ESOP (continued)

In June 1996, the Wayne ESOP entered into a $1,785,110 loan agreement with Wayne Bancorp, Inc. On October 16, 1998, Valley acquired Wayne Bancorp, Inc., parent of Wayne Savings Bank F.S.B. Upon the merger, the underlying common shares held in the ESOP were exchanged for 1.1 shares of Valley common stock and the Plan assumed the loan as of May 1, 1999 with an outstanding balance of $1,190,073. The term loan agreement was transferred to the Bank. The agreement provides for the loan to be repaid over ten years. The scheduled amortization of the loan is $178,511 for each of the next three years. The loan bears a fixed rate of interest of 8.25%.

(7) Subsequent Events

Effective April 4, 2003, the Bank decided to reduce the match of the employees' contributions to 100% of the first 2.0% of each participant's contributions.

Effective June 2, 2003, Fidelity assumed the administrative, custodial and record keeping services of the Plan. Additionally, the Trustees of the Plan approved adding new Fidelity investment options, bringing the total number of available investment options to twenty.

Schedule 1

Valley National Bank Employee Savings and Investment Plan

Schedule H, Line 4(i) – Schedule of Assets Held for Investment Purposes at End of Year

December 31, 2002

Description	Number of shares or units	Cost	Fair market value
Fidelity mutual funds:			
Cash reserve fund	4,485,570.634	$ *	$ 4,485,571
Advisor intermediate bond fund	423,663.431	*	4,783,160
Advisor balanced fund	348,494.987	*	4,826,656
U.S. equity index fund	129,400.749	*	4,030,833
Advisor equity growth fund	190,775.684	*	6,694,319
Worldwide fund	78,001.497	*	926,658
Growth and income fund	13,670.277	*	414,346
Blue chip growth fund	11,474.450	*	366,494
Magellan fund	3,160.358	*	249,542
Managed income fund	579,119.560	*	579,120
Advisor equity income	11,934.941	*	244,666
Valley Common Stock Fund	196,734.723	*	3,281,181
Employee Stock Ownership Fund:			
Unallocated:			
Valley common stock	82,078.000	1,849,414	2,164,397
Note payable to Valley National Bancorp	41,195.000	41,195	41,195
Subtotal		1,890,609	2,205,592
Allocated:			
Valley common stock	283,508.626	6,008,090	7,476,122
Cash account	77,157.370	77,157	77,157
Subtotal		6,085,247	7,553,279
Participant loans (rates range from 6.25% to 9.50%)	123,125.000	*	123,125
Guaranteed investment contract	666,810.720	*	666,811
			$ 41,431,353

* Not required for participant-directed investments.

See accompanying notes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrators have duly caused this Form 11-K to be signed on its behalf by the undersigned, thereunto duly authorized, in the Township of Wayne, State of New Jersey, on June 27, 2003.

VALLEY NATIONAL BANK EMPLOYEE
SAVINGS AND INVESTMENT PLAN

By ______________________

Alan D. Eskow
Executive Vice President
& Chief Financial Officer

EXHIBIT 99.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350

In connection with the Annual Report of the Valley National Bank Employee Savings and Investment Plan (the "Plan") on Form 11-K for the period ended December 31, 2002 as filed with the Securities and Exchange Commission (the "SEC") on the date hereof (the "Report"), I, Gerald H. Likpin, Chairman and Chief Executive Officer of Valley National Bancorp (the "Company"), certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

A signed original of this written statement has been provided to the Company and will be retained by the Company and furnished to the SEC or its staff upon request.

Date: June 27, 2003

/s/
Gerald H. Lipkin
Chairman and Chief Executive Officer

EXHIBIT 99.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350

In connection with the Annual Report of the Valley National Bank Employee Savings and Investment Plan (the "Plan") on Form 11-K for the period ended December 31, 2002 as filed with the Securities and Exchange Commission (the "SEC") on the date hereof (the "Report"), I, Alan D. Eskow, Executive Vice President and Chief Financial Officer of Valley National Bancorp (the "Company"), certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(3) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(4) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

A signed original of this written statement has been provided to the Company and will be retained by the Company and furnished to the SEC or its staff upon request.

Date: June 27, 2003

/s/ Alan D. Eskow
Alan D. Eskow
Executive Vice President and
Chief Financial Officer

Exhibit 23.1

Consent of Ernst & Young LLP
Independent Auditors

We consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 33-52809, No. 33-56933, No. 333-25419, No. 333-65993, No. 333-75889, No. 333-77673 and No. 333-80507, No. 333-53888, No. 333-36667) pertaining to the Employees' Savings and Investment Plan of Valley National Bank of our report dated June 20, 2003, with respect to the financial statements and schedules of Valley National Bank's Employee Savings and Investment Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2002.

Ernst & Young LLP

Ernst & Young LLP

New York, New York
June 27, 2003

Exhibit 23.2

Independent Accountants' Consent

The Board of Directors
Valley National Bancorp:

We consent to incorporation by reference in the Registration Statement on Form S-8, pertaining to the Valley National Bank Employee Savings and Investment Plan, of Valley National Bank, of our report dated June 17, 2002, relating to the statement of net assets available for benefits of the Valley National Bank Employee Savings and Investment Plan as of December 31, 2001, which report appears in the December 31, 2002 Annual Report on Form 11-K of the Valley National Bank Employee Savings and Investment Plan.

KPMG LLP

KPMG LLP

Short Hills, New Jersey
June 25, 2003